UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities and Exchange Act of 1934 or Suspension of Duty to File reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-50248-02

GREENWICH CAPITAL ACCEPTANCE, INC. (as Depositor of First Republic Mortgage Loan Trust 2002-FRB1, the Issuer of the Mortgage Loan Pass-Through Certificates, Series 2002-FRB1, under a Pooling and Servicing Agreement dated as of August 1, 2002)

GREENWICH CAPITAL ACCEPTANCE, INC.

(Exact Name of registrant as specified in its charter)

600 Steamboat Road

Greenwich, Connecticut 06830
(203) 662-2700
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive office)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 15d-6 ☐
Rule 12h-3(b)(1)(i) ☒

Approximate number of holders of record as of the certification or notice date:

Eighteen (18)

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2003	GREENWICH CAPITAL ACCEPTANCE, INC.

By: FIRST REPUBLIC BANK,
Not in its individual capacity but solely pursuant to limited power of attorney granted by the Registrant

	By:	/s/ Cathy Myers

	Name:	Cathy Myers
	Title:	Senior Vice President